UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

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001-12934
SEC FILE NUMBER

452525 30 6
CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ImmuCell Corporation

Full Name of Registrant

Former Name if Applicable

56 Evergreen Drive

Address of Principal Executive Office (Street and Number)

Portland, Maine 04103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Based on discussions with the Audit Committee of the Board of Directors of ImmuCell Corporation (the “Company”) and with its Independent Registered Public Accounting Firm, Wipfli LLP, and after consultation with Company management, the Company concluded on November 8, 2022 that ImmuCell’s unaudited financial statements for the three-month period ended March 31, 2022 (filed as part of its Quarterly Report on Form 10-Q on May 12, 2022) and its unaudited financial statements for the three-month and six-month periods ended June 30, 2022 (filed as part of its Quarterly Report on Form 10-Q on August 11, 2022) (collectively the “Previously Issued Financial Statements”) should be restated to reflect the accrual of approximately $222,000 of deferred compensation expense (consisting of earned and unused paid time off) during the first quarter of 2022. This change increases the Company’s administrative expenses and accrued expenses by $222,000 with no impact on its cash position. There has been no change to previously disclosed product sales values.

The Audit Committee of the Company and its management concluded that the Company’s Previously Issued Financial Statements should be restated to correct the aforementioned error and that, accordingly, such Previously Issued Financial Statements should no longer be relied upon to that extent. Related press releases, investor presentations or other communications describing ImmuCell’s financial statements for these periods should no longer be relied upon to that extent.

The Company anticipates filing the restatements of the Previously Issued Financial Statements (through restatements of its previously filed Forms 10-Q), as well as the Quarterly Report on Form 10-Q containing the financial statements for the three-month and nine-month periods ended September 30, 2022, on a delayed basis. Management believes it can make these filings on November 21, 2022, which would be within five business days after the November 14, 2022 due date for the Quarterly Report on Form 10-Q containing the financial statements for the three-month and nine-month periods ended September 30, 2022.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael F. Brigham	207	878-2770
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes X No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ImmuCell Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2022	By:	/s/ Michael F. Brigham
Name: Michael F. Brigham
Title: President and CEO and Principal Financial Officer

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